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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  CIMCO, INC.
                           (Name of Subject Company)

                                  CIMCO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   171842107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               RUSSELL T. GILBERT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               265 BRIGGS AVENUE
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 546-4460
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                   Copies To:

         NICK E. YOCCA, ESQ.                        JAMES W. HAMILTON, ESQ.                       LYLE G. GANSKE, ESQ.
        BEN A. FRYDMAN, ESQ.                   PAUL, HASTINGS, JANOFSKY & WALKER                BENJAMIN G. LOMBARD, ESQ.
      NICHOLAS J. YOCCA, ESQ.                        695 TOWN CENTER DRIVE                       PATRICK J. LEDDY, ESQ.
 STRADLING, YOCCA, CARLSON & RAUTH               COSTA MESA, CALIFORNIA 92626                  JONES, DAY, REAVIS & POGUE
660 NEWPORT CENTER DRIVE, SUITE 1600                    (714) 668-6230                            901 LAKESIDE AVENUE
  NEWPORT BEACH, CALIFORNIA 92660                                                                CLEVELAND, OHIO 44114
          (714) 725-4000                                                                            (216) 586-3939
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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed by CIMCO, Inc., a Delaware corporation (the
"Company") with the Securities and Exchange Commission on December 27, 1995 and
amended by Amendment No. 1 and Amendment No. 2 that were filed on January 5,
1996 and January 22, 1996, respectively (the "Schedule 14D-9"). The Schedule
14D-9 relates to a tender offer (the "Offer") by Hanwest, Inc., a Delaware corporation (the "Purchaser"), which is a wholly-owned subsidiary of M.A. Hanna
Company, a Delaware corporation (the "Parent"), for all of the outstanding shares of Common Stock, par value $.01 per share (including the associated
Rights to purchase Series A Participating Preferred Stock under the Company's
Rights Agreement dated December 5, 1992, as amended) for $10.50 per share in cash. The purpose of this Amendment No. 3 is to amend and supplement Items 4 and
9 of the Schedule 14D-9, as set forth below. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     On January 23, 1996, PaineWebber amended the Fairness Opinion, which it had delivered to the Board of Directors of the Company on December 19, 1995, by
deleting the word "solely" from the statement in the Fairness Opinion that the
"opinion has been prepared solely for the use of the Board of Directors of the
Company ....." In the Fairness Opinion, as so amended, the statement now reads as follows:

        "This opinion has been prepared at the request and for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to, or given to any other person or otherwise made public without the prior written consent of PaineWebber
        Incorporated; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 to be filed with the Securities and Exchange Commission in connection with the Offer."

In all other respects, the Fairness Opinion is unchanged. A copy of the Fairness Opinion, as so amended, is attached hereto as Exhibit (c)(13) to this Amendment No. 3 to the Schedule 14D-9.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     99.(c)(13) Amended Fairness Opinion issued by PaineWebber Incorporated.




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CIMCO, INC.



                                RUSSELL T. GILBERT

Date: January 24, 1996          Name: Russell T. Gilbert
                                Title: President and Chief Executive Officer
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                                 EXHIBIT INDEX

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EXHIBIT NO.                           DESCRIPTION
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
 99.(c)(13)   Amended Fairness Opinion issued by PaineWebber Incorporated.
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